SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
 Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
 Under Section 13(e) of the Securities Exchange Act of 1934
Amendment No. 2

TRUDY CORPORATION
(Name of the Issuer)

TRUDY CORPORATION
WILLIAM W. BURNHAM
ALICE B. BURNHAM
ASHLEY C. ANDERSEN ZANTOP
FELL C. HERDEG
MMAC, LLC
MMAC HOLDINGS, LLC
BRAD PALMER
MYERS EDUCATION, LLC
(Names of Persons Filing Statement)

Common Stock, Par Value $0.0001 Per Share
 (Title of Class of Securities)

897835104
 (CUSIP Number of Class of Securities)

Trudy Corporation 353 Main Avenue Norwalk, CT 06851 Attn: Fell Herdeg (203) 846-2274	William W. Burnham Alice B. Burnham Ashley C. Andersen Zantop Fell C. Herdeg c/o Trudy Corporation 353 Main Avenue Norwalk, CT 06851 (203) 846-2274	MMAC, LLC MMAC HOLDINGS, LLC BRAD PALMER MYERS EDUCATION, LLC 2 Greenwich Office Park Greenwich, CT 06831 (203) 422-5600

(Name, Address and Telephone Numbers of Person Authorized to Receive
 Notice and Communications on Behalf of the Persons Filing Statement)

with copies to:

Charles E. Barnett	David I. Albin
Barnett & Associates	Finn Dixon & Herling LLP
4 Lighthouse Way	177 Broad Street
Darien, CT 06820	Stamford, CT 06901
(203) 273-0278	(203) 325-5000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☐

Check the following box if the filing fee is a final amendment reporting the results of the transaction:☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee
$3,589,000	$255.90

*	The proposed maximum value of the transaction is $3,589,000. The filing fee was determined by multiplying the proposed maximum value of the transaction by 0.0000713

☑ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $255.90
 Form or Registration No.: Schedule 14C
 Filing Party: Trudy Corporation
 Date Filed: March 19, 2010

INTRODUCTION

PURPOSE OF AMENDMENT

This Amendment No. 2 (this “Amendment No. 2”) to that certain Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on March 19, 2010 (file number: 005-39154), as previously amended by Amendment No. 1 filed on July 2, 2010 (the “Schedule 13E-3”), is being filed by (1) Trudy Corporation, a Delaware corporation (the “Company,” “we,” or “our”); (2) William W. Burnham (“Burnham”), the Chairman and Director of Corporate Development of the Company, and the beneficial holder of shares of the Company’s common stock; (3) Alice B. Burnham, a director of the Company, wife of Burnham, and the beneficial holder of shares of the Company’s common stock; (4) Ashley C. Andersen Zantop, the President and Chief Executive Officer of the Company, a director of the Company and the beneficial holder of shares of the Company’s common stock; (5) Fell C. Herdeg, the Chief Financial Officer of the Company, son-in-law of Burnham and Alice B. Burnham and the beneficial holder of shares of the Company’s common stock; (6) MMAC, LLC, a Delaware limited liability company (“MMAC”), (7) MMAC Holdings, LLC, a Delaware limited liability company and sole member of MMAC (“MMAC Holdings”); (8) MYERS EDUCATION, LLC, a Delaware limited liability company (“Myers”); and (9) Brad Palmer, the managing member of MMAC Holdings and Myers, in connection with a “going private” transaction.  The persons and entities referred to in (1)-(9) are sometimes referred to in this Amendment No. 2 as the “Filing Persons”.

INTRODUCTION

This Amendment No. 2 relates to the Asset Purchase Agreement, dated as of December 18, 2009, by and between the Company and MMAC, as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of June 15, 2010, pursuant to which the Company will sell substantially all of its assets to MMAC, which also would assume substantially all of the secured and unsecured liabilities of the Company with the exception of $2.7 million of personal debt owed to Burnham.  In consideration of the sale of substantially all of its assets, at Closing, the Company will receive a note from MMAC to the Company in the principal amount of up to $225,000 and an equity interest in MMAC, not to exceed 33% of the outstanding Common Units of MMAC, determined in accordance with the net asset value of the Company at Closing.  In addition, loans from an affiliate of MMAC to the Company, estimated to be $545,000 at Closing, will be assumed by MMAC at Closing.  Substantially simultaneously with the Closing, the Company will transfer the note and the equity interest in MMAC to Burnham in consideration of the cancellation by Burnham of the personal debt owed by the Company to Burnham, with the exception of up to $50,000 of debt owed to Mr. Burnham which will remain outstanding and which will be repaid to Mr. Burnham one year following the closing if and to the extent the Company has not spent the $50,000 of cash it will retain at the closing for general corporate purposes.  Holders of the Company’s common stock will not receive any payment or distribution with respect to their shares pursuant to the sale of substantially all the assets to MMAC. Concurrently with the filing of this Amendment No. 2 to Schedule 13E-3, the Company is filing with the Securities and Exchange Commission a definitive information statement (the “Statement”) under Regulation 14C of the Securities Exchange Act of 1934 relating to the transactions contemplated by the asset purchase agreement. The information in the Statement, including all annexes thereto, is expressly incorporated by reference into this Amendment No. 2 to Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the provisions of the Statement.

    The cross reference sheet below is being supplied pursuant to General Instruction G to Schedule 13E-3 and shows the location in the Statement of the information required to be included in response to the items of this Amendment No. 2. All information contained in this Amendment No. 2 concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including the Company, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1. Summary Term Sheet.

    The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

Item 2. Subject Company Information.

    (a) Name and Address. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Business of the Company”

    “Parties to the Transaction”

    (b) Securities. The information set forth in the Statement under the caption “The Company’s Common Stock” is incorporated herein by reference.

    (c) Trading Market and Price. The information set forth in the Statement under the caption “The Company’s Common Stock” is incorporated herein by reference.

    (d) Dividends. The information set forth in the Statement under the caption “The Company’s Common Stock” is incorporated herein by reference.

    (e) Prior Public Offerings. None

    (f) Prior Stock Purchases. None

Item 3. Identity And Background Of Filing Person.

    (a) Name and Address. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Parties to the Transaction”

    “Stock Ownership of Certain Beneficial Owners and Management”

    “Information about Other Schedule 13E-3 Filing Persons”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    (b) Business and Background of Entities. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Parties to the Transaction”

    “Information about Other Schedule 13E-3 Filing Persons”

    (c) Business and Background of Natural Persons.  The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Stock Ownership of Certain Beneficial Owners and Management”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “Information about Other Schedule 13E-3 Filing Persons”

    “Parties to the Transaction”

Item 4. Terms Of The Transaction.

    (a) Material Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

    “Business of the Company”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Risk Factors”

    “The Sale of Substantially All the Assets of Trudy Corporation – Parties to the Transaction”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

    “U.S. Federal Income Tax Consequences”

    “Accounting Treatment of the Asset Sale”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

    (c) Different Terms. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “Questions and Answers About the Asset Sale and the Dissolution”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    (d) Appraisal Rights. The information set forth in the Statement under the caption “No Dissenters’ Rights” is incorporated herein by reference.

    (e) Provisions for Unaffiliated Security Holders. The information set forth in the Statement under the caption “Information about Other Schedule 13E-3 Filing Persons” is incorporated herein by reference.

    (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

    (a) Transactions. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

    (b) Significant Corporate Events. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    (c) Negotiations or Contacts. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    (e) Agreements Involving the Company’s Securities. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

Item 6. Purposes of the Transaction and Plans or Proposals.

    (b) Use of Securities Acquired. Not applicable.

    (c) Plans. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Summary Term Sheet”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

Item 7. Purposes, Alternatives, Reasons and Effects.

    (a) Purposes. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

    (b) Alternatives. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    (c) Reasons. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

    (d) Effects. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Interest of Certain Persons in the Transaction (Possible Conflicts of Interest)”

    “U.S. Federal Income Tax Consequences”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

Item 8. Fairness of the Transaction.

    (a) Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    (b) Factors Considered in Determining Fairness. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    (c) Approval of Security Holders. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

    (d) Unaffiliated Representative. The information set forth in the Statement under the caption “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale” is incorporated herein by reference.

    (e) Approval of Directors. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    (f) Other Offers. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

Item 9. Reports, Opinions, Appraisals and Negotiations.

    (a) Report, Opinion or Appraisal. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “Report, Opinion or Appraisal”

    (b) Preparer and Summary of the Report, Opinion or Appraisal.  Not Applicable

    (c) Availability of Documents. Not Applicable

Item 10. Source and Amounts of Funds or Other Consideration.

    (a) Source of Funds. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Use of Proceeds”

    (b) Conditions. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    (c) Expenses.  The information set forth in the Statement under the caption “Expenses of the Transaction” is incorporated herein by reference.

    (d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company.

    (a) Securities Ownership. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Stock Ownership of Certain Beneficial Owners and Management – Common Stock Ownership of Management”

    “Stock Ownership of Certain Beneficial Owners and Management – Common Stock Ownership of Certain Beneficial Owners”

    (b) Securities Transactions. None

Item 12. The Solicitation or Recommendation.

    (d)-(e) Intent to Tender or Vote in Going-Private Transaction; Recommendations of Others. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Questions and Answers About the Asset Sale and the Dissolution”

    “The Sale of Substantially All the Assets of Trudy Corporation – Background and Reasons for the Sale”

    “The Sale of Substantially All the Assets of Trudy Corporation – Material Terms of the Sale”

    “Regulatory and Stockholder Approvals Required in Connection with the Sale and Possible Dissolution”

    “The Possible Dissolution of Trudy Corporation or the Sale of Corporate Shell”

Item 13. Financial Statements.

    (a) Financial Information. The information set forth in the Statement under the following captions is incorporated herein by reference:

    “Financial Information”

    (b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

    (a) Solicitations or Recommendations. None

    (b) Employees and Corporate Assets. None

Item 15. Additional Information.

    (b) Other Material Information. The entire Statement is incorporated herein by reference, including the Asset Purchase Agreement which is incorporated by referenced therein.

Item 16. Exhibits.

    (a) Definitive Information Statement of Trudy Corporation on Schedule 14C filed with the SEC on July 28, 2010 (incorporated herein by reference).

    (b) Not applicable.

    (c) Not applicable.

    (d) Asset Purchase Agreement, dated as of December 18, 2009, by and among Trudy Corporation and MMAC, LLC (incorporated herein by reference to Exhibit 2.1 of Trudy’s Form 8-K filed on December 23, 2009), as amended by Amendment No. 1 to the Asset Purchase Agreement, dated as of June 15, 2010 (incorporated by reference to Exhibit 2.3 of Trudy’s Form 8-K filed on June 21, 2010).

    (f) The information set forth in the Statement under the caption “No Dissenters’ Rights” is incorporated herein by reference.

    (g) None.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRUDY CORPORATION, a Delaware corporation

By:	/s/ Ashley C. Andersen Zantop
Name:	Ashley C. Andersen Zantop
Title:	President and CEO
Date:	7/28/10

/s/ William W. Burnham
William W. Burnham
Date: 7/28/10

/s/ Alice B. Burnham
Alice B. Burnham
Date: 7/28/10

/s/ Ashley C. Andersen Zantop
Ashley C. Andersen Zantop
Date: 7/28/10

/s/ Fell C. Herdeg
Fell C. Herdeg
Date: 7/28/10

MMAC, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Authorized Person
Date:	7/28/10

MMAC HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member
Date:	7/28/10

MYERS EDUCATION, LLC, a Delaware limited liability company

By:	/s/ Brad Palmer
Name:	Brad Palmer
Title:	Managing Member
Date:	7/28/10

/s/ Brad Palmer
Brad Palmer
Date: 7/28/10